SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/23/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,471,893
8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

1,471,893
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,471,893

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
18.57%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 17 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No. 17 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
Letter faxed to the CEO of Wilshire Enterprises.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 11/14/2008 there were 7,926,248 shares of common stock outstanding as of Nov 14, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,471,893 shares of WOC or 18.57% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 2/19/09 no shares were bought.



ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/24/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1.

Full Value Partners L.P.
Park 80 West, Plaza Two, and Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

February 23, 2009

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11-43 Raymond Plaza West 10th Floor
Newark, NJ 07102


Dear Ms. Wilzig Izak:

Have you no sense of decency?

You recently purchased 278,933 shares of Wilshire from a distressed seller at $1.10 per share. We both know that that price is far below Wilshires intrinsic value. Yet, you refused our request to waive Wilshires poison pill so that we can promptly conduct a tender offer to purchase shares of Wilshire at $2 per share -- a premium of approximately 100% above its then current price.
Once again, you have placed your own interest, in this case in keeping the stock price depressed to retain the ability to buy shares from distressed shareholders at a fire sale price ahead of their desire to tender their shares to us at a much higher price.

Your assertion that we are free to make a tender offer without you waiving the poison pill is disingenuous and cynical. Surely, you know whether or not you are willing to allow our $2 per share tender offer to proceed. Moreover, there is no legitimate reason not to waive the poison pill now. If you do waive it, we promise to promptly commence a tender offer for shares of Wilshire at $2 per share. If we fail to keep our promise you can easily reinstate the pill.

Therefore, we ask you to reconsider your refusal. Will you waive the poison pill in order to allow those shareholders that wish to tender their shares to us at $2 per share to do so and forego the personal benefit of having them sell to you at $1.10 per share? This is a yes or no question.

Warmest regards,




Andrew Dakos
Managing Member
Full Value Advisors LLC